United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

ALGOMA STEEL GROUP INC.

(Name of Subject Company (Issuer))

ALGOMA STEEL GROUP INC.

(Name of Filing Person (Offeror and Issuer))

Common Shares, No Par Value

(Title of Class of Securities)

015658107

(CUSIP Number of Class of Securities)

John Naccarato

Algoma Steel Group Inc.

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

Tel: (705) 945-2351

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 21, 2022, as amended and supplemented by Amendment No. 1, filed with the SEC on July 18, 2022 by Algoma Steel Group Inc., a corporation incorporated under the laws of the Province of British Columbia (“Algoma” or the “Corporation”), relating to the Corporation’s offer to holders of its common shares (the “Shares”), to purchase up to an aggregate amount of US$400,000,000 of the Shares at a price of not more than US$10.25 per Share and not less than US$8.75 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2022 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any information previously reported on the Schedule TO. You should read Amendment No. 2 together with the Schedule TO, the Offer to Purchase, the Circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented with the following:

On July 28, 2022, Algoma issued a press release announcing the preliminary results of the Tender Offer, which expired at 5:00 p.m. (Eastern time) on July 27, 2022. A copy of such press release is filed as Exhibit (a)(5)(G) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 21, 2022, and the accompanying Issuer Bid Circular.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	News Release dated June 14, 2022, incorporated by reference to Exhibit 99.1 to the Schedule TO-C (File No. 005-93490), filed with the SEC on June 15, 2022.

(a)(5)(B)	Presentation dated June 15, 2022, incorporated by reference to Exhibit 99.2 to the Schedule TO-C (File No. 005-93490), filed with the SEC on June 15, 2022.

(a)(5)(C)	Transcript, incorporated by reference to Exhibit 99.1 to the Schedule TO-C (File No. 005-93490), filed with the SEC on June 16, 2022.

(a)(5)(D)	News Release, dated June 21, 2022.*

(a)(5)(E)	Summary Advertisement, dated June 21, 2022.*

(a)(5)(F)	News Release, dated July 18, 2022.*

(a)(5)(G)	News Release, dated July 28, 2022.**

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 24, 2021, by and among Algoma Steel Group Inc. (formerly known as 1295908 B.C. Ltd.), Algoma Merger Sub, Inc., and Legato Merger Corp., incorporated by reference to Exhibit 2.1 to the Corporation’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

(d)(2)	Warrant Agreement, dated as of January 19, 2021, between Continental Stock Transfer & Trust Company and Legato Merger Corp., incorporated by reference to Exhibit 4.4 to the Corporation’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

(d)(3)	Amendment Agreement, by and among Algoma Steel Group Inc., Legato Merger Corp., Continental Stock Transfer & Trust Company and TSX Trust Company, dated as of October 19, 2021, incorporated by reference to Exhibit 2.2 to the Corporation’s Shell Company Report on Form 20-F, filed with the SEC on October 22, 2021.

(d)(4)	Investor Rights Agreement, dated as of October 19, 2021, incorporated by reference to Exhibit 4.2 to the Corporation’s Shell Company Report on Form 20-F, filed with the SEC on October 22, 2021.

(d)(5)	Form of Lock-up Agreement, dated as of May 24, 2021, incorporated by reference to Exhibit 10.5 to the Corporation’s Registration Statement on Form F-4 (File No. 333-257732), as amended, filed with the SEC on July 7, 2021.

(d)(6)	Algoma Steel Group Inc. Omnibus Incentive Equity Plan, incorporated by reference to Exhibit 4.8 to the Corporation’s Shell Company Report on Form 20-F, filed with the SEC on October 22, 2021.

(d)(7)	Form of Support Agreement, dated as of May 24. 2021, incorporated by reference to Exhibit 10.3 to the Corporation’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on July 7, 2021.

(d)(8)	Form of PIPE Subscription Agreement, dated as of May 24, 2021, incorporated by reference to Exhibit 10.4 to the Corporation’s Registration Statement on Form F-4 (File No. 333-257732) filed with the SEC on July 7, 2021.

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Previously filed
**	Filed herewith

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALGOMA STEEL GROUP INC.

By:	/s/ Rajat Marwah
Name: Rajat Marwah Title: Chief Financial Officer

Date: July 28, 2022